Exhibit 99.2

Report of the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Financial Year 2013

The supervisory board of Fresenius Medical Care AG & Co. KGaA dealt in the financial year 2013 again intensively with questions of the effects of the change to the cost reimbursement system in the U.S.A., with the expansion of the present business, with possibilities to expand business activities to include adjacent business areas and with questions of research and development. In addition to other topics, the further improvement of efficiency of production and service and cost-saving measures were discussed with the management board of the general partner. The supervisory board also considered the conversion of the remaining preference shares into ordinary shares resolved on by the shareholders in May 2013 and the conduct of the share buy back program initiated in the financial year 2013.

Details:

The supervisory board, in the expired financial year 2013, again dealt extensively with the situation and the perspectives of the company and with various special issues and undertook the duties imposed on it by the law, the Articles of Association, the rules of procedure and the German Corporate Governance Code. We regularly advised the management board of the general partner, Fresenius Medical Care Management AG (Management), on the management of the company and supervised the Management within our responsibility as the supervisory board of the partnership limited by shares. The management informed us in written and oral reports regularly, promptly and comprehensively about all significant questions of business policy and the company planning and strategy, the progress of transactions, on acquisitions, the profitability and liquidity, the situation of the company and the group and the risk situation and risk management. These and all business issues significant for the company were discussed by us on the basis of reports of the management board of the general partner in the committees and in full session comprehensively. The strategic direction of the company was also discussed with the management board of the general partner. In accordance with the procedure in previous years, we again reviewed the economic development of acquisitions of the previous years and compared them with the planning and prognoses at the time of each acquisition. The supervisory board passed resolutions within the scope of its responsibilities under statute and under the Articles of Association.

Meetings:

In the financial year 2013, five meetings — some of which extended to more than one day - of the supervisory board and several telephone conferences took place. No supervisory board member attended less than half of the meetings. Between the meetings, written reports were provided. The chairman of the supervisory board also maintained close contact with the management board of the general partner between the meetings.

Focus of the Discussions in the Supervisory Board

In the expired financial year 2013, the supervisory board dealt again with the changed provisions of the reimbursement system in the U.S.A. and with their effects on the company. The decisions now made by the responsible U.S. authority indicate a framework for state reimbursement in the U.S.A. for the medium-term. The supervisory board consulted with the management board of the general partner a number of times on this issue. The developments in reimbursement systems outside the U.S.A. were also discussed.

The business development, the competitive situation and the planning of the management board in the respective regions were again at the centre of the discussions. The supervisory board has been informed about the planning of the company to improve the cost situation.

The supervisory board informed itself about the quality assurance systems and the qualitative results of the various production facilities and together with the management board discussed the anticipated quantitative development in the existing facilities and their expansion. The supervisory board also discussed with the management board lawsuits filed and anticipated to be filed by plaintiffs in the U.S.A. alleging generally that inadequate labeling and warnings for two acid concentrate products (NaturaLyte® and Granuflo®) caused harm to patients.

The financing of the company was again intensively discussed. The supervisory board also discussed the execution of the share buy back program and agreed thereto after comprehensive discussion with the management board of the general partner.

At the ordinary general meeting 2013, it was decided to convert all remaining preference shares of the company into ordinary shares. The supervisory board was intensively involved in this process.

The Audit and Corporate Governance Committee

Prof. Dr. Fahrholz, Mr. Johnston, Dr. Krick und Dr. Weisman were members of the Audit and Corporate Governance Committee.  The Audit and Corporate Governance Committee, under the chairmanship of Dr. Walter L. Weisman (independent financial expert according to Sec. 100 ss. 5 German Stock Corporation Act) held a total of five meetings and a number of telephone conferences in the year under report. It dealt with the annual and consolidated financial statements, the proposal for the application of profit and the Form 20-F report for the American Securities and Exchange Commission (SEC). The Audit and Corporate Governance Committee also discussed each quarterly report with the Management. It also satisfied itself as to the independence of the auditor of the annual and consolidated financial statements, instructed him to undertake the audit, concluded the fee agreement with him and discussed and determined with him the focuses of the audit. The Audit and Corporate Governance Committee also discussed the compliance of the company, in particular communications received by the Company alleging certain conduct in certain countries outside the U.S.A and Germany that may violate the U.S. Foreign Corrupt Practices Act (“FCPA”) or other anti-bribery laws. The Audit and Corporate Governance Committee is conducting an internal review with assistance of outside counsel retained for such purpose, which also covered the internal control processes. It is anticipated that the Audit and Corporate Governance Committee will continue to deal with the progress of this investigation in the current year since at the end of the year under report no final results were available.

Representatives of the auditor attended all meetings of the Audit and Corporate Governance Committee and several telephone conferences and reported thereby on their auditing and the audit review of the quarterly financial statements and, in the absence of members of the management board of the general partner, on the cooperation with them. The representatives of the auditor also reported on the significant results of their audit and were also available for additional information.

The accounting process, the effectiveness of the internal control system, of the risk management system and of the internal audit system, as well as the audit were discussed several times in the Audit and Corporate Governance Committee. KPMG AG Wirtschaftsprüfungsgesellschaft reviewed, in the course of the audit, the internal control and risk management system in relation to the accounting process and the establishment of the early risk recognition system and raised no objections thereto. The management board of the general partner provided periodic reports on larger individual risks. The management board of the general partner also informed the committee regularly i.e. at all ordinary meetings of the Audit and Corporate Government Committee and sometimes in telephone conferences on the compliance situation of the company. In addition, the head of internal audit reported at regular intervals to the committee.

In 2013, the Audit and Corporate Governance Committee again dealt with the internal control system of the company in accordance with the Sarbanes-Oxley Act (“SOX 404”). The company received on 25 February 2014 an unqualified audit certificate of KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, for the implementation of the regulations of SOX 404 in the financial year 2013.

The legal and business relations of the company to Fresenius SE & Co. KGaA and/or its affiliates were again subject matter of the reviews of the Audit and Corporate Governance Committee. It was possible to confirm in each case that the relationships corresponded to those “at arms’ length”.

The results of the discussions and resolutions of the Audit and Corporate Governance Committee were reported by its chairman to the supervisory board in each case.

Joint Committee

The Joint Committee, the approval of which is required for certain important transactions and certain transactions between the company and Fresenius SE & Co. KGaA and/or its affiliates, convened twice in 2013. The subject of both meetings of the Joint Committee was consideration of the approval of two contracts concluded by the company or its group companies with group companies of Fresenius SE & Co. KGaA. One of these contracts concerned IT services and the other the supply of various products in particular in the area of plasma collection. The Joint Committee after detailed debate respectively decided unanimously to approve these contracts. In accordance with Sec. 13e ss. 2 of the Articles of Association, the Joint Committee will report to the annual general meeting on its activity. The comprehensive report of the Joint Committee thereon is accessible on the Internet site of the company from the time of the convening of the annual general meeting.

For the general partner, its supervisory board members Dr. Ulf M. Schneider and Dr. Gerd Krick are delegated to the Joint Committee of the company and for Fresenius Medical Care AG & Co KGaA, Dr. Walter L. Weisman and Mr. William P. Johnston are elected to the Joint Committee.

Nomination Committee:

The Nomination Committee of the company, the members of which in the year under report were Dr. Gerd Krick (chairman), Dr. Walter L. Weisman and Dr. Dieter Schenk, prepares personnel proposals of the supervisory board and proposes to the supervisory board of the company suitable candidates for its election proposals to the general meeting. In the year under report, the Nomination Committee did not meet as there was no requirement for it to do so.

Ad-hoc Committee in connection with the Conversion of the remaining Preference Shares into Ordinary Shares.

The ordinary general meeting of 16 May 2013 and the special meeting of the preference shareholders of the same date decided, inter alia, to convert the remaining preference shares into ordinary shares and in this connection to adjust the conditional capital pursuant to Sec. 4 ss. 5 of the Articles of Association. With regard to the registration of the conversion of the preference shares into ordinary shares and the adjustment of the conditional capital in the Commercial Register, the shareholders had authorised the supervisory board to up-date and/or replace, in the course of the registration notification to the Commercial Register, the figures and amounts not yet finally determined at the time of the relevant resolution. On the basis of these authorisations, the supervisory board formed, by resolution of 10 June 2013 passed in the circulation procedure, a temporary Ad-hoc Committee which, on 24 June 2013, conducted the above described up-dating and/or replacement.

The Ad-hoc Committee consisted of Dr. Dieter Schenk (chairman), Dr. Gerd Krick and Prof. Dr. Bernd Fahrholz. In the financial year, the Ad-hoc Committee held one telephone conference.

Corporate Governance

The supervisory board again reviewed the efficiency of its work and also dealt with the exchange of information between the management board of the general partner and the supervisory board (including regular information from the management board on new developments in Corporate Governance and Compliance) and between the supervisory board and the Audit and Corporate Governance Committee. No objections arose in the course thereof.

The supervisory board members Classon, Johnston, Dr. Krick, Dr. Schenk and Dr. Weisman are also members of the supervisory board of the general partner, Fresenius Medical Care Management AG. The supervisory board members Dr. Krick and Dr. Schenk are also members of the supervisory board of Fresenius Management SE (Dr. Krick as chairman and Dr. Schenk as vice chairman) which acts as general partner of Fresenius SE & Co. KGaA which holds approx. 31.3% of the shares of the company and all shares in its general partner, Fresenius Medical Care Management AG. Dr. Krick is also a member (chairman) of the supervisory board of Fresenius SE & Co. KGaA.

Consultancy or other service relationships between supervisory board members and the company apply in the year under report only to Dr. Dieter Schenk who is also partner in the law firm Noerr LLP; companies of the internationally operating law firm Noerr provided legal advice to Fresenius Medical Care AG & Co. KGaA and affiliated companies. In the year under report, Fresenius Medical Care paid approx. EUR 1 million (plus VAT) to the law firm Noerr or in December 2013 gave instructions for such payment (2012: approx. EUR 1.4 million). This is less than 2 % of the legal and consultancy costs paid by Fresenius Medical Care worldwide. Concerning the amount paid or processed for payment in the year under report, it does not include payments which have been executed in the year under report, but had been instructed for payment in 2012 and had therefore been reported for fiscal year 2012 already. The supervisory board (and the supervisory board of the general partner) approved the engagement and the payments after presentation of detailed information thereon and following the recommendation of the Audit and Corporate Governance Committee by resolution accordingly, in each case with Dr. Schenk abstaining. Payments were only effected after the respective approvals of the supervisory board.

The supervisory board found that it and its committees have, in its opinion, an adequate number of independent members.

At its meeting on 3 December 2013, the supervisory board discussed and resolved on the company’s declaration of compliance under § 161 Stock Corporation Act on the German Corporate Governance Code. The version of the declaration of compliance of December 2013 as it appears at present permanently accessible on the Internet site of the company applies. The deviations from the recommendations of the Code refer firstly to the (absence of) reference to or setting of an age limit for members of the management board of the general partner and the lack of setting concrete objectives regarding the composition of the supervisory board and, when making recommendations to the competent election bodies, take these objectives into account and reporting on their implementation. Since that would unduly limit the selection of qualified candidates for the management board and as the composition of the supervisory board needs to be aligned to the company’s interest and has to ensure the effective supervision and consultation of the management board, it is a matter of principle and of prime importance that each member is suitably qualified. When discussing its recommendations to the competent election bodies, the supervisory board will take into account the international activities of the company, potential conflicts of interest, the number of independent supervisory board members within the meaning of Code number 5.4.2, and diversity. This includes the aim to establish an appropriate female representation on a long-term basis. In order, however, not to limit the selection of qualified candidates in a general way in the interest of the company, the supervisory board confines itself to a general declaration of intent and particularly refrains from fixed diversity quotas and from an age limit. Furthermore, the employment contracts of the members of the management board of the general partner do not contain severance payment arrangements for the reasons stated in the company’s declaration of compliance. The company also deviates from the recommendations of the Code newly introduced in 2013 to the extent that these recommendations relate to caps on compensation components for the management board and to the presentation of the compensation for each individual member of the management board in the compensation report by using corresponding model tables. The performance-oriented short-term compensation (the variable bonus) is capped. As regards stock options and phantom stocks as compensation elements with long-term incentives, the service agreements with members of the management board do provide for a possibility of limitation but not for caps regarding specific amounts. Introducing caps regarding specific amounts in relation to such stock-based compensation elements would contradict the basic idea of the members of the management board participating appropriately in the economic opportunities and risks of the company. Instead of that, Fresenius Medical Care pursues a flexible concept considering each individual case. In situations of extraordinary developments in relation to the stock-based compensation which are not related to the performance of the management board, the supervisory board may cap the stock-based compensation. Since Fresenius Medical Care does not provide for caps regarding specific amounts for all compensation elements and, therefore, does not provide for caps regarding specific amounts for the overall compensation, the presentation of management board remuneration in the compensation report cannot meet all recommendations of the Code in the future.

The Corporate Governance Report of the general partner and of the supervisory board together with the declaration on corporate governance according to Sec. 289a Commercial Code are on pages 128 ff. of the annual report. The declaration on corporate governance for the year under report was discussed by the supervisory board and approved at its meeting of 12 March 2014.

Annual and consolidated financial statements

The annual financial statements of Fresenius Medical Care AG & Co. KGaA and the annual management report were prepared in accordance with the regulations of the German Commercial Code, the consolidated financial statements and consolidated management report under Sec. 315a German Commercial Code in accordance with International Financial Reporting Standards (IFRS) as applicable in the European Union. The accountancy, the annual financial statements and the annual management report of Fresenius Medical Care AG & Co. KGaA and the consolidated financial statements and consolidated annual management report of Fresenius Medical Care AG & Co. KGaA, in each case for the financial year 2013, were audited by KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin which was elected as auditor by resolution of the annual general meeting of 16 May 2013 and instructed by the Audit and Corporate Governance Committee of the supervisory board. The said documents each carry an unqualified certificate. The audit reports of the auditor were available to the Audit and Corporate Governance Committee and to the supervisory board. The Audit and Corporate Governance Committee, taking account of the audit reports of the auditor of the annual and consolidated financial statements and the discussions with him, reviewed the annual and consolidated financial statements and annual management reports and reported to the supervisory board thereon.

The supervisory board also reviewed the annual financial statements, the annual management report and the proposal for the application of profit and the consolidated financial statements and consolidated annual management report in each case for the financial year 2013. The documents were provided to it in good time. The supervisory board declared its agreement to the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor of the annual and consolidated financial statements who signed the audit reports also participated in the discussions of the supervisory board of the annual and consolidated financial statements, reported on the significant results of the audit and were available for additional information. No objections are to be raised by the supervisory board to the annual financial statements and the annual management report of the company or to the consolidated financial statements and the consolidated annual management report even after the final results of its own review.

At its meeting on 24 February 2014, the supervisory board discussed the draft of the report according to Form 20-F for filing with the Securities and Exchange Commission (SEC), which contains, inter alia, the consolidated financial statements and the consolidated annual management report in accordance with the “U. S. Generally Accepted Accounting Principles”, (US GAAP) with the US dollar as the reporting currency. At its meeting on 12 March 2014, the supervisory board approved the annual financial statements and annual management report of Fresenius Medical Care AG & Co. KGaA for 2013 presented to it by the general partner. The declaration on corporate governance for the reporting year 2013 was also a subject at that meeting and approved. At its meeting of 12 March 2014, the consolidated financial statements and the consolidated annual management report were also approved by the supervisory board. The supervisory board further approved the general partner’s proposal for the application of profit which provides for a dividend of € 0.77 for each ordinary share.

Dependency report:

The general partner, Fresenius Medical Care Management AG, prepared a report on the relationships to affiliates in accordance with § 312 Stock Corporation Act for the financial year 2013. The report contains the final declaration of the general partner that the company, in accordance with the circumstances known to the general partner at the time at which the transaction was undertaken or the measures taken or omitted, received reasonable consideration for each transaction and was not disadvantaged by the conduct of the measures or their omission.

The supervisory board and the Audit and Corporate Governance Committee received the report in good time and reviewed it. The auditor participated in the relevant discussions, reported on the main results of his audit and was available for additional information. The supervisory board and the Audit and Corporate Governance Committee share the view of the auditor who added the following certificate to that report on 25 February 2014:

“In accordance with our conscientious audit and assessment, we confirm that (1) the statements of fact in the report are correct, (2) the consideration of the company in the course of the transactions listed in the report was not unreasonably high, (3) the measures listed in the report are not the occasion for an assessment substantially different from that of the general partner”.

According to the final result of the review by the supervisory board also, no objections to the declaration of the general partner at the foot of the report on the relationships to affiliates are to be raised.

Composition of the management board of the general partner :

As already reported last year, the supervisory board of the general partner appointed the former vice chairman of the management board Mr. Rice Powell as chairman of the management board with effect from 1 January 2013 in succession to Dr. Lipps. Likewise with effect from 1 January 2013, Mr. Ronald Kuerbitz was nominated as a member of the management board for the region of North America. Dr. Olaf Schermeier was appointed as an ordinary member of the management board of Fresenius Medical Care Management AG for research and development with effect from 1 March 2013.

The supervisory board thanks the members of the management board of the general partner as well as all employees for their commitment and for the successful work performed in 2013.

Bad Homburg v.d.H., 12 March 2014

The supervisory board

signed Dr. Gerd Krick

Chairman